UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
under Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

MONARCH INVESTMENT PROPERTIES, INC.

(Name of Small Business Issuer in its charter)

Nevada	84-1251553

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1801 N. Military Trail, Suite 203, Boca Raton, Florida	33431

(Address of Principal Executive Offices)	(Zip Code)

(561)-391-6117

(Issuer’s Telephone Number)

Copies to:

Bruce C. Rosetto, Esq.
Blank Rome LLP
1200 North Federal Highway, Suite 417
Boca Raton, FL 33432
Telephone: (561) 417-8100
Facsimile: (561) 417-8101

Securities to be registered under Section 12(b) of the Act: None
Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Statements included in this Registration Statement that do not relate to present or historical conditions or facts are “forward-looking statements” within the meaning of that term in the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in, or implied by,  the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict projected results or the effect of events on our operating results is inherently uncertain. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved.

          Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Part I

Monarch Investment Properties, Inc. (the “Company,” “we” “us,” and “our”) is filing this Amendment No. 1 to the Registration Statement on Form 10-SB under the Exchange Act (“Registration Statement”) on a voluntary basis to provide current public information to the investment community.

Item 1.  Description of Business.

          History

          We were organized under the laws of the State of Nevada under the name Comstock Tailings Company on May 13, 1988 for the purpose of engaging in the acquisition and development of minerals, metals and other natural resource products and the related operations applicable to such activities.  On or about March 31, 1997, we consummated a merger with Iron Holdings Corp. (“Old Iron”), a New York corporation, including its wholly-owned subsidiary company, Iron Eagle Contracting & Mechanical, Inc. (“IECM”) and changed our name to Iron Holdings Corp. (“Iron Holdings”).  IECM was a construction contractor engaged in pipe work, including gas and water mains, as well as steel installation, primarily for city and state infrastructure construction.  IECM commenced operations in January 1996 and spent most of fiscal year 1996 bidding on potential jobs. IECM ceased operations shortly thereafter due to its incurring significant losses from operations.

          On June 29, 1998, we changed our name to Monarch Investment Properties, Inc.

          From 1994 to February 1999, we filed reports with the Securities and Exchange Commission (“SEC”) pursuant to Section 12(g) of the Exchange Act. On February 11, 1999, we filed a Form 15 terminating the registration of our securities under Section 12 of the Exchange Act.

          Change of Control.

          During 1997, we defaulted on payment of a promissory note in the principal amount of $1,100,000 representing a loan that had been made to us by JJFN Holdings, Inc. (“JJFN Holdings”), a wholly-owned subsidiary of Strategic Capital Resources, Inc. (“Strategic”), in connection with our acquisition of ICEM. As a result of this default, during June 1999, JJFN Holdings filed an action in the Supreme Court of the State of New York, County of Queens against us, and our subsidiaries, IECM, Iron Holdings, and Tahoe Realty Corp., as well as two of our officers and certain other individuals, to recover the monies due to JJFN Holdings under the promissory note. During November 2004, the action was settled by: (i) payment from the former principals of the Company of $155,000 to Strategic; (ii) entry by the Court of a  judgment against the Company in the amount of $1,100,000 (representing the principal amount of the loan from JJFN) plus accrued interest, (or $1,522,997.20 in the aggregate at the time of the entry of the judgment) (the “JJFN Judgment”), and (iii) surrender of 420,000 shares of common stock of the Company, par value $.001 per share (the “Common Stock”) to Strategic by the former principals and majority stockholders of the Company. As a result of the transfer of shares of Common Stock from the former principals, Strategic acquired a 62.8% equity ownership interest in the Company.  Additionally, in connection with the settlement, the former officer and directors of the Company tendered their resignations, and Mr. David Miller, the Company’s President, was first elected and appointed director and officer of the Company.

          During December 2005, Strategic agreed to convert $1,500,000 of the then current $1,638,000 balance on the JJFN Judgment  into 15,000,000 shares of Common Stock of the Company, which shares were issued to Strategic during March 2006.  The 15,000,000 shares were transferred to the stockholders of Strategic pursuant to Strategic’s declaration of a stock dividend in March 2006 in the following amounts: Lite N Low, Inc. -1,485,000 shares; Priority Capital Corp. - 2,205,000 shares; Helen Miller Irrevocable Trust – 1,770,000 shares; Scott Miller – 1,875,000 shares; Rita Miller – 1,875,000 shares and David Miller – 5,790,000 shares. During July 2007, Ms. Rita Miller transferred 1,875,000 shares to her spouse, Mr. David Miller.

          On March 14, 2005, the Company issued to Strategic a seven-year warrant to purchase 1,100,000 shares of Common Stock, at an exercise price of $.001 per share (“Strategic Warrant”), in consideration for modification of the promissory note between the Company and JJFN Holdings. The Strategic Warrant contains certain anti-dilution provisions which provide that if at any time the number of shares of Common Stock is reduced through subdivision, recapitalization, reclassification or otherwise, or if the Company declares a dividend on its Common Stock or Preferred Stock payable in shares of Common Stock, or if the Company merges or consolidates with or into another entity or sells all or substantially all of it assets, the number and nature of the Common Stock issuable or issued on the exercise of the Strategic Warrant will be adjusted so that each holder of a Strategic Warrant or the original holder of the exercised shares of Common Stock outstanding at the time of such event will have the right to purchase the same kind and amount of securities at the original exercise price which the holder would have received if such event has not taken place. The Strategic Warrant also contains a cashless exercise provision providing that payment of the exercise price may be made by surrendering to the Company that number of shares of Common Stock having a fair market value equal to the exercise price. The Strategic Warrant also provides certain “piggyback” registration rights whereby the Company is required to provide prior written notice to Strategic of its intention to file a registration statement under the Securities Act and upon the request of Strategic to include those registrable shares underlying the Strategic Warrant in such registration statement.

          Business Strategy

          We have no current operations and we have only nominal assets. We are a “shell company” as that term is defined in Rule 12b-2 of the Exchange Act (i.e., a company which has (i) no or nominal operations; and (ii) either (x) no or nominal assets; (y) assets consisting solely of cash and cash equivalents; or (z) assets consisting of any amount of cash and cash equivalents and nominal other assets). Our primary business plan is to seek, investigate, and, if we believe  warranted, acquire one or more companies with business operations and to pursue other related activities intended to enhance stockholder value. Our activities are currently directed at developing our acquisition plan and raising initial capital. We have very limited capital, and it is unlikely that or we will be able to take advantage of more than one such business opportunity even if we are presented with more than one business opportunity. At the present time, we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition. Moreover, none of our officers or directors has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar transaction  with us, nor have we been approached by any candidates (or representatives of any candidates) with respect to a possible transaction with us. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable business opportunity, nor have we engaged or retained any agent or other representative to identify or locate such a business opportunity. We have not conducted any research with respect to identifying the number and characteristics of potential business candidates. As a result, we cannot assure you that we will be able to locate an entity  that we believe is a suitable business opportunity for us or that if we locate such an entity we will be able to engage in a transaction with the entity on favorable terms, or at all. Additionally, we do not intend to limit the search to any specific kind of industry or business and may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

          The manner in which we participate in a business transaction will depend upon, among other things, the nature of the opportunity and the respective requirements and desires of our management and of the target business.  In addition, the structure of any transaction will determine whether stockholder approval of the transaction is required.

          It is likely that we will acquire our interest in an operating business through the issuance of our Common Stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Code, our then existing stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, our stockholders at the completion of the transaction may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Company prior to such reorganization.

          The present stockholders of the Company will likely not have control of a majority of the voting shares of the Company following such a reorganization transaction. As part of such a transaction, all or a majority of the Company’s directors may resign and new directors may be appointed without any vote by our stockholders. In the case of an acquisition, the transaction will likely be accomplished upon the sole determination of management without any vote or approval by our stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares of our Common Stock. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval although it may not be able to do so.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

          Periodic Reporting

          Upon the effective date of this Registration Statement, our class of Common Stock will be registered under the Exchange Act and we will have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.  The public may read and copy any materials we  file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

          We will not acquire a target business if audited financial statements based on generally accepted accounting principles in the United States (GAAP) cannot be obtained for the target business within the time constraints of the relevant Exchange Act forms for reporting such transactions. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have financial statements prepared in accordance with GAAP or that the potential target business will be able to prepare its financial statements in accordance with GAAP on a timely basis, if at all. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business. This may limit the pool of potential acquisition candidates.

          Upon the consummation of a business combination, we will, where required by applicable SEC regulations, file with the SEC a current report on Form 8-K to disclose the business combination, the terms of the transaction and a description of the business and management of the target business, among other things, and will file audited consolidated financial statements of the Company giving effect to the business combination either in the initial Form 8-K filing or in an amendment to that filing.

          Management Services

          Strategic is currently providing day-to-day management services to the Company pursuant to a letter agreement, dated July 9, 2007, for a management fee of $500.00 per month. Strategic’s responsibilities under the agreement include the following services: (i) provision of storage space; (ii) maintenance of the books and records of the Company; (iii) administrative assistance in the preparation and filing of quarterly and annual financial statements and this Registration Statement; and (iv) other administrative and management services as may be reasonably required, not to exceed five (5) hours per month. Such additional services may include reviewing and analyzing business combination opportunities for the Company, performing due diligence, and recommending potential merger or acquisition opportunities.  Strategic is controlled by David Miller, the President and a Director of the Company.

          Employees

          As of June 30, 2007, we had no employees other than our executive officers. Each of our executive officers is engaged in outside business activities and will devote very limited time to our business until a promising business combination opportunity is identified. The business of the Company is managed by our security holder and affiliate, Strategic, pursuant to a letter agreement, dated July 9, 2007.

          Our Common Stock

          Our Common Stock is not currently quoted or traded on any exchange or inter-dealer electronic quotation service.

          Corporate Information

          Our principal executive offices are located at 1801 N. Military Trail, Suite 203, Boca Raton, Florida  33431, and our telephone number is (561)-391-6117.

RISK FACTORS

You should carefully consider the risk factors discussed below as well as other information contained in this Registration Statement. The risks discussed below, together with all of the other information in this Registration Statement, including the consolidated financial statements and the related notes appearing herein, any of which could materially affect our business, financial conditions or results of operations, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we deem to be immaterial could also materially and adversely affect our business, financial condition and results of operations.

We currently have very limited assets, no sources of revenue or business operations, and you will not have any basis on which to evaluate our ability to achieve our business objective.

          We do not currently have any assets other than a cash balance of $2,672 as of the date of this Registration Statement. We have not generated any revenues for at least the past few years, and we do not expect to generate any revenues until such time, if ever, as we complete an acquisition, reorganization, merger or similar transaction with an operating business. We can provide no assurances if we consummate a transaction that any acquired business will generate any material revenues or that any such business will operate on a profitable basis. Furthermore, we are unable to predict the time as to when, and if ever, that we may actually acquire or enter into an acquisition, reorganization, merger or similar transaction with an operating business. Because we do not have a recent operating history, you will have no basis upon which to evaluate our business objective to acquire an operating business.

Since we have not had business operations in recent years, we are considered a shell company under the federal securities laws which may have an adverse effect on our business and how we are perceived in the business community.

          Under the federal securities laws, we are considered a shell company because, at June 30, 2007, we had nominal operations and assets consisting of $3,336, representing cash and cash equivalents. The SEC rules (i) prohibit the use of a Registration Statement on Form S-8 by a shell company and (ii) require a shell company or its successor to file a Current Report on Form 8-K disclosing a transaction that caused the company to lose its shell company status and including information that the shell company or its successor would be required to provide if it were registering a class of securities on Form 10 or Form 10-SB, as applicable, under the Exchange Act. Our future operating results depend on many factors, including, but not limited to our ability to implement our growth strategy, and we anticipate that we will operate as a shell company until such time as we can develop stable and revenue-generating operations. Our status as a shell company may have an adverse effect on our business.

We will require additional financing in the near future.

          Based on our currently proposed plans and assumptions, we will require additional funds to implement our proposed acquisition plan over the next 12 months.  Currently, Strategic is providing the working capital for our business and there can be no assurances that Strategic will continue to fund our expenses in the future. We may seek to obtain additional financing from a number of affiliated or unaffiliated sources that could involve, among others possible sales of our equity or debt securities, or borrowings from financial institutions.  We do not have any arrangements with respect to, or sources of, additional financing, and we may not be able to sell any such securities or obtain any loans on terms and conditions acceptable to us or at all when we need it.  Such funds, even if received, may not be sufficient for our purposes.  If we fail to obtain additional financing in the future, it would have a material adverse effect on our operations, possibly requiring postponing the implementation of our business plan.  Any equity financing may involve substantial dilution of the interests of our then current stockholders.  Any debt financing could subject us to the risks associated with leverage, including the possible risk of an inability to repay the debt as it comes due.

Because we have limited capital resources, we will have difficulty attracting and retaining qualified personnel.

          We will need to attract and retain highly qualified, managerial personnel in order to implement our strategy.  Competition for such personnel is intense, and we may be unable to locate and retain highly qualified managerial personnel either currently or in the future.  If we are unable to attract and retain the necessary managerial personnel, it would have a material and adverse effect on our business, results of operations and financial condition.

We are dependent on the efforts of management to identify potential business combination opportunities.

          Our success is substantially dependent on the performance of our management in assisting us in the identification of business combination opportunities.  In particular, our success depends substantially on the continued efforts of David Miller, our President.

          We currently do not have key person life insurance on our officers and even if we seek to obtain this insurance may be unable to obtain such insurance in the near future due to high cost or other reasons.  We also do not have written employment agreements with any members of our management.  We believe that the loss of the services of Mr. Miller would have a material adverse effect on our efforts to identify merger and acquisition opportunities and ultimately consummate a business combination.

We face significant competition for business opportunities and combinations.

          We are not a significant participant in the business of seeking a business combination partner. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, we will also compete with numerous small public companies in seeking merger or acquisition candidates.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs, and this conflict of interest could have a negative impact on our ability to consummate a business combination.

          Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not intend to have any full time employees prior to the consummation of an acquisition, reorganization, merger or similar transaction with an operating business. All of our executive officers are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination. We cannot assure you that these conflicts will be resolved in our favor.

We may issue shares or debt securities to complete a business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

          Although we have no current commitment, we are likely to issue a substantial number of additional shares of our Common Stock or preferred stock, or a combination of Common Stock  and preferred stock, to complete a business combination. The issuance of additional shares of Common Stock or any number of shares of our preferred stock:

•	may significantly reduce the equity interest of our current stockholders;

•	may subordinate the rights of holders of Common Stock if we issue preferred shares with rights senior to those afforded to our holders of Common Stock; and

•

will likely cause a change in control if a substantial number of our  shares of Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors.

Similarly, if we issue debt securities, it could result in:

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

          The resulting change in control of the Company will likely result in removal of the present executive officers and directors of the Company and a corresponding reduction in or elimination of such person’s participation in the future affairs of the Company.

Our current members of management are also controlling stockholders.

          Our affiliate and principal security holder Strategic is currently providing management services to us for a fee accruing at a monthly rate of $500.00.  Strategic is controlled by David Miller, the President and a Director of the Company. Strategic, Mr. Miller and their affiliates together beneficially own over 93% of our outstanding Common Stock and are in a position to control all matters requiring approval of our stockholders, including the election of directors and proposed acquisitions.

We will incur increased costs as a result of becoming a reporting company.

          Following the effectiveness of this Registration Statement, we will be an SEC reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management has also been engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

          We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business. We do not currently have the financial resources to maintain compliance with the legal requirements of public companies

          Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it difficult to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

If our Common Stock is publicly traded in the future and is subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

          A penny stock is generally defined under the Exchange Act as any equity security other than a security that: (i) is a national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association (including Nasdaq) that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our transaction price is currently less than five dollars. Therefore, if we have net tangible assets of $5,000,000 or less, transactions in the Common Stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required in the future to include in our Annual Reports on Form 10-KSB, our management’s report on internal control over financial reporting and the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We are required to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

Our charter documents limit the liability of our directors and officers.

          Our Amended and Restated Articles of Incorporation include provisions, subject to certain exceptions, to limit, to the fullest extent permitted by Nevada General Corporation Law as in effect from time to time, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors.  Our Amended and Restated Articles of Incorporation also include provisions to the effect that we will, to the maximum extent permitted from time to time under the law of the State of Nevada, indemnify any director or officer.  In addition, our Bylaws require us to indemnify any director, officer, employee or agent for acts which such person reasonably believes are not in violation of our corporate purposes as set forth in our Articles of Incorporation, to the fullest extent permitted by law.

Since we have not yet selected a particular industry or target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

          We may consummate a business combination with a company in any industry we choose and are not limited to any particular industry or type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately acquire. To the extent we complete a business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of that entity. If we complete a business combination with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.

Our Amended and Restated Articles of Incorporation authorize us to issue additional shares of capital stock.

          We are authorized to issue under our Amended and Restated Articles of Incorporation, 125,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock and 25,000,000 shares of preferred stock.  Our Board of Directors has the ability to issue additional shares of Common Stock and preferred stock in the future for such consideration as the Board may consider sufficient without seeking stockholder approval.  The issuance of additional Common Stock, preferred stock or other convertible securities in the future will reduce the proportionate ownership and could also reduce the voting power of current stockholders.

We do not intend to pay future cash dividends.

          We currently do not anticipate paying cash dividends on our Common Stock at any time in the near future.  Any decision to pay dividends will depend upon our profitability at the time, cash available and other factors.  We may never pay cash dividends or distributions on our Common Stock.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

          Target companies that fail to comply with SEC reporting requirements may delay or preclude a business combination. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including auditing financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare these statements any significantly delay or essentially preclude consummation of a business combination. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We likely will complete only one business combination, which will cause us to be dependent solely on a single business and a limited number of products, services or assets.

          Given our limited financial resources and other considerations, it is likely that if we complete a business combination it will be with only one target business. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business and dependent upon the development or market acceptance of a single or limited number of products, processes or services. In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete business combinations or asset acquisitions in different industries or different areas of a single industry so as to diversify risks and offset losses.

Because of losses incurred by us to date and our general financial condition, we received a going concern qualification in the audit report from our independent public accounting firm for the most recent fiscal year that raises substantial doubt about our ability to continue to operate as a going concern.

          Our independent auditors have issued a going concern paragraph in their opinion on the financial statements for the years ended June 30, 2006 and June 30, 2007 that states there is substantial doubt about our ability to continue as a going concern.  The ability to continue as a going concern is dependent on our ability to assess capital through debt and equity funding, to develop profitable operations and resolve our liquidity problems. If we are not able to continue as a going concern, we may cease to operate and our investors will lose some or all of their investment.

          Item 2. Management’s Discussion And Analysis Or Plan Of Operation

          Overview

          We were organized under the laws of the State of Nevada under the name Comstock Tailings Company on May 13, 1988 for the purpose of engaging in the acquisition and development of minerals, metals and other natural resources products and the related operations applicable to such activities.  On or about March 31, 1997, the Company consummated a merger with Old Iron, including its wholly-owned subsidiary company, IEMC changing its name to Iron Holdings. IECM was a construction contractor engaged in pipe work, including gas and water mains, as well as steel installation, primarily for city and state infrastructure construction. On June 29, 1998, our stockholders approved the changes of the company name to its present name, Monarch Investment Properties, Inc. In recent years Monarch has not conducted any business operations.

          From 1994 to 1999, we filed reports with the SEC pursuant to Section 12(g) of the Exchange Act. On February 11, 1999, we filed a Form 15 terminating the registration of our securities under Section 12 of the Exchange Act.

          With virtually no operating history and the uncertain nature of the markets we address or intend to address, it is difficult to predict our future results of operations.  Our operations may never generate significant revenues or any revenues whatsoever, and we may never achieve profitable operations.

          Our Business Strategy

          Our current business plan is to serve as a vehicle for the acquisition of or merger or consolidation with a target business.  We intend to effect a business combination with a target business which we believe has significant growth potential.  The business combination may be with a financially stable, mature company or a company that is in its early stages of development or growth.

          The Company will not restrict its potential candidate target business to any specific business, industry or geographical location and, thus, may acquire any type of business.  However, our management intends to focus on businesses having at least a majority of their assets, based on either a historical balance sheet valuation or a fair market valuation, represented by real estate or other physical assets, or which utilize these types of assets to derive at least a majority of its revenue.  The description in this Registration Statement of our business objectives is extremely general and is not meant to restrict the discretion of our management to search for and enter into potential business opportunities. We have not chosen the particular business in which we will engage and have not conducted any market studies with respect to any business or industry for you to evaluate the possible merits or risks of the target business or the particular industry in which we may ultimately operate.  To the extent we enter into a business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies.  In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high level of risk, we will become subject to the currently unascertainable risks of that industry.  An extremely high level of risk frequently characterizes certain industries that experience rapid growth.  In addition, although we will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot guarantee that we will properly ascertain or assess all significant risk factors.

          The Company does not currently engage in any business activities that provide cash flow. During the next twelve months we anticipate incurring costs and expenses related to filing of Exchange Act reports and investigating and consummating a business combination. Management will fund the costs and expenses to be incurred with such activities through loans or further investment in the Company to be made by them as and when necessary.

          As of the date of this Registration Statement, we have not selected any target business or target industry on which to concentrate our search for a business combination. None of our officers and directors has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential business combination with us, nor have we been approached by any candidates (or representatives of any candidates) with respect to a possible business combination with us. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate such a target business. We have not conducted any research with respect to identifying the number and characteristics of the potential target business candidates. Management will have virtually unrestricted flexibility in identifying and selecting a prospective target business and may consider entering into a business combination with virtually any business, including a business which has recently commenced operations, has no established record of growth or earnings and which is subject to all of the risks attendant to a development stage operation, including requiring additional capital, or which operates in an industry that is characterized by an unusually high element of risk. In the alternative, a business combination may involve the acquisition of, or merger with, an established company which does not require substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering. Although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

          We expect that we will be able to consummate a business combination with only one candidate given that, among other considerations, we will not have the resources to diversify our operations and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risks in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

          Management expects that the selection of a target business will be a complex, competitive and extremely risky matter. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of having a class of securities registered under federal securities laws which include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of capital stock. Target businesses may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult.

Financial Condition and Changes

Cash

We have minimal cash and are dependent in the short term on affiliated parties to continue to infuse capital to meet our obligations. There is no assurance that this funding will continue.

Accrued Expenses and Other Liabilities

Accrued expenses at June 30, 2007 and 2006 consisted primarily of professional fees. Listed below is a summary of the transactions related to accrued expenses and other liabilities:

Balance, June 30, 2005	$190,196
Payment of accrued professional fees	(165,196)
Accrual of accounting fees	13,000
Accrual of other fees	6,075

Balance, June 30, 2006	44,075
Payment of accrued professional fees	(30,407)
Accrual of accounting fees	11,000
Accrual of other fees	6,050

Balance, June 31, 2007	$30,718

Convertible Judgment Debt Payable

Listed below is a summary of the transactions related to the JJFN Judgment obtained by JJFN Holdings against us in November 2004. Unpaid portions of the JJFN Judgment bear simple interest at the rate of 9% per annum:

Original judgment	$1,100,000
Interest 1999 through June 2005	643,500
Partial payment made November 2004	(155,000)

Balance, June 30, 2005	1,588,500
Interest June 2005 through June 2006	77,902
Amount exchanged for Common Stock	(1,500,000)

Balance, June 30, 2006	166,402
Interest June 2006 through June 2007	14,657

Balance, June 30, 2007	$181,059

Affiliated Party Debt

To date, our operations have been funded by Strategic Capital Resources, Inc. which is controlled by one of our executive officers. Listed below is a summary of the transactions related to the debt we owe to Strategic:

Balance, June 30, 2005	$24,150
Interest	5,554
Advances	30,222

Balance, June 30, 2006	59,926
Interest	9,716
Advances	39,610

Balance, June 30, 2007	$109,252

Results of Operations

We have generated no revenues since our fiscal year ended 1998 and will not generate revenues until, at the earliest, the completion of a business combination. There can be no assurance that we will be able to consummate a business combination on terms acceptable to us and our stockholders.

Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006

General and administrative expenses were $30,251 for the year ended June 30, 2007, as compared to $32,458 for the year ended June 30, 2006, a decrease of $2,207, or 7%. Legal expenses in 2006 resulted from litigation related to Strategic's efforts to collect the JJFN Judgment debt. Listed below is a summary of these expenses:

	2007	2006

Accounting Fees	$12,000	$10,500
Legal Fees	—	5,990
Management Fees	6,000	6,000
Stock Transfer Fees	2,160	3,928
Non-Cash Contributed Compensation	3,000	—
Miscellaneous Fees	7,091	6,040

TOTAL	$30,251	$32,458

Interest expense was $24,373 for the year ended June 30, 2007, compared to $89,222 for the year ended June 30, 2006, a decrease of $64,849, or 73%. The decrease was the result of a $1,653,462 reduction in debt payables primarily related to the conversion of a portion of the JJFN Judgment to shares of our Common Stock during the third quarter of 2006, resulting in lower interest expense for the year ended June 30, 2007.

As a result of the foregoing, we incurred a net loss of $54,624 for the year ended June 30, 2007 compared to a net loss of $121,680 for the year ended June 30, 2006.

Liquidity and Capital Resources

At June 30, 2007, our cash balance was $3,336 and we had a working capital deficit of $317,693.

The lawsuit filed in June 1999 by JJFN Holdings against us and our subsidiaries resulted in the JJFN Judgment against us for $1,100,000 as well as interest computed at the simple rate of 9% per annum. In November 2004, the former principals of the Company made a partial payment in the amount of $155,000. In December 2005, Strategic agreed to convert $1,500,000 of the then $1,638,000 balance owed to it under the JJFN Judgment into 15,000,000 shares of our Common Stock.

To date, the Company’s operations have been funded by Strategic which is controlled by the Company’s President. This funding included paying professional fees, interest on the affiliated debt as well as accruing $500 per month for management fees.

For the year ended June 30, 2007, we had negative cash flows from operating activities of $50,324 compared to negative cash flows of $36,437 for the year ended June 30, 2007, an increase of $13,887. We have been dependent upon proceeds of loans from Strategic to fund continuing activities. For the year ended June 30, 2007, our loans from Strategic increased by $49,326.

We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months and there can be no assurance we will ultimately obtain the necessary financing. In addition to any third-party financing that may be obtained, we currently expect that loans from our stockholders may be a continuing source of liquidity to meet our obligations. Accordingly, we will need to seek funding in the near future.

Our independent auditors have issued a going concern paragraph in their opinion on the financial statements for the year ended June 30, 2007 that states there is substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent on our ability to assess capital through debt and equity funding.

Critical Accounting Policies

The significant accounting policies are summarized as follows:

Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses, convertible judgment debt payable and stockholder payable approximate their fair market value based on the short-term maturity of these instruments.

Statement of Financial Accounting Standards (“SFAS”) No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of June 30, 2007 and 2006. Accordingly, any estimates presented in our financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Management has estimated the fair values of cash, accounts payable, and accrued expenses to be approximately their respective carrying values reported on these statements because of their short maturities.

Our accounting policies are described in Note 3 to our financial statements. Also please see Note 3 to our financial statements for Recent Accounting Pronouncements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Item 3.  Description of Property.

          We do not own or have a lease for any property. Our principal place of business is provided by Strategic at 1801 N. Military Trail, Suite 203, Boca Raton, Florida 33431.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth certain information as of September 27, 2007 with respect to the beneficial ownership of our Common Stock by the following individuals and groups:

•	each of our directors;

•	each of our executive officers;

•	each person whom we know beneficially owns five percent (5%) or more of our outstanding Common Stock;

•	all directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

David Miller(2)	11,355,000	70.2%
John H. (Casey) Roach, Jr	0	—
Ralph J. Wilson	0	—
Stephen Gould	0	—
Scott Miller	1,875,000	11.6%
Strategic Capital Resources, Inc. (3)(4)	1,520,000	8.8%
Lite N Low, Inc.	1,485,000	9.2%
Priority Capital Corp.	2,205,000	13.6%
Helen Miller Irrevocable Trust	1,770,000	10.9%
All directors and executive officers as a group (5 persons)	15,000,000	92.8%

          (1)        The address of the directors and executive officers of the Company is c/o Monarch Investment Properties, Inc., 1801 N. Military Trail, Suite 203, Boca Raton, Florida 33431. In addition, the address of Strategic Capital Resources, Inc., Lite N Low, Inc., and Priority Capital Corp. is 1801 N. Military Trail, Suite 203, Boca Raton, Florida 33431. The address of the Helen Miller Irrevocable Trust is 7691 Porto Vecchio Place, Delray Beach, Florida 33446.

          (2)        Includes the following shares of Common Stock beneficially owned by affiliates of Mr. Miller: Lite N Low, Inc. -1,485,000 shares and Priority Capital Corp. - 2,205,000 shares. Excludes the 1,770,000 shares held in the Helen Miller Irrevocable Trust of which Mr. Miller is the beneficiary.  Also excludes the 1,875,000 shares owned by Mr. Miller’s son, Scott Miller, for which Mr. Miller disclaims beneficial ownership.

          (3)        Does not include 15,000,000 shares of Common Stock issued to Strategic in settlement of litigation with the former principals of the Company which shares were transferred to the shareholders of Strategic pursuant to Strategic’s stock dividend during March 2006 in the following amounts: Lite N Low, Inc. -1,485,000 shares; Priority Capital Corp. - 2,205,000 shares; Helen Miller Irrevocable Trust – 1,770,000 shares; Scott Miller – 1,875,000 shares; Rita Miller – 1,875,000 shares and David Miller – 5,790,000 shares.  The entities Lite N Low, Inc. and Priority Capital Corp. are controlled by David Miller, the President and Director of the Company. Additionally, David Miller is the beneficiary of the Helen Miller Irrevocable Trust.

          (4)        Includes 1,100,000 shares of Common Stock underlying a seven-year warrant issued to Strategic to purchase the shares at an exercise price of $.001 per share.

          Each person in the table above is considered the beneficial owner of securities that it can acquire through the exercise or conversion of warrants or other convertible securities that are exercisable or convertible within 60 days from September 27, 2007.  In calculating each beneficial owner’s percentage ownership, we have assumed that the warrants held by that person that are exercisable within 60 days from September 27, 2007 have been exercised. Some of our securities may be beneficially owned by more than one person.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

          The following table sets forth certain information regarding our directors and executive officers and their positions with us:

Name	Age	Position

David Miller	62	President and Director
John H. (Casey) Roach, Jr.	65	Director
Ralph J. Wilson	78	Director
Stephen Gould	33	Treasurer and Chief Financial Officer
Scott Miller	31	Secretary and Vice President

          David Miller served on our Board of Directors from November 2004 to December 2005 and from June 2007 to the present.  From March 2005 to the present, he has also served as our President. From September 1997 to the present, Mr. Miller has served in the positions of chairman, president and chief executive officer of Strategic Capital Resources, Inc., a privately owned specialty financing company.  Mr. Miller is the chairman of the privately owned corporations, Lite ‘N Low, Inc. and Priority Capital Corp.  Mr. Miller has over 40 years of experience in the finance industry.

          John H. (Casey) Roach, Jr. has served as our Director since March 2005.  Since December 2006, Mr. Roach has served as Senior Managing Director and Senior Vice President of Commerce Bank Private Banking division. Mr. Roach’s appointment at Commerce Bank marked the launch of a dedicated private banking team to serve high net worth clients in the Long Island, Westchester and Connecticut markets.  Mr. Roach is an experienced financial services executive whose career, which spans more than 40 years, has focused on asset and wealth management, corporate finance, investment banking, credit and insurance. Prior to joining Commerce Bank, from July 2003 to December 2006, he was a managing director at Jamison Prince Asset Management, an investment management firm. Prior to that time, from 2000 to 2002, Mr. Roach was a senior client advisor and credit executive with JP Morgan Private Bank. Prior to his service at JP Morgan, Mr. Roach worked in the insurance industry with American International Group, where he developed programs to insure financial liabilities. From 1992 to 1995, he was  vice chairman of Geneva Financial Corporation, an investment banking firm.  The majority of his career was spent with Chemical Bank (the predecessor of JP Morgan Chase) where he was responsible for corporate finance/client management and loan products.  In addition, he served on the credit policy and asset and liability committees.  Casey graduated from Washington & Jefferson College with a B.A. degree in economics and attended the advanced management program at Harvard Business School and the Aspen Institute.  In 1965 and 1966, he served in the United States Army in Korea. He is on the board of several companies including Priva Technologies, Inc., a firm which specializes in authentication and security and Strategic Capital Resources, Inc., a specialty financing company.

          Ralph J. Wilson has served as our director since March 2005. Mr. Wilson has served as the director, secretary, and treasurer of Comet Electronics Corporation, a privately held electronics manufacturer from November 1966 to the present.

          Scott Miller has served as our Vice President and Secretary since March 2005. He has been employed by Strategic Capital Resources, Inc., a privately held specialty financing company since 1999.  Mr. Miller was awarded a bachelor’s degree in English from Hofstra University in 1997 and a Master’s degree in mediation and arbitration from Nova Southeastern University in 2000.

          Stephen M. Gould was appointed our Treasurer and Chief Financial officer in June 2007.  Mr. Gould has over ten years experience in accounting particularly in the area of public accounting as well as in the staffing and cruise line industries.  In addition, Mr. Gould has served as controller for Strategic Capital Resources, Inc., a specialty financing company, since 2006.  Previously, Mr. Gould was a senior auditor with Weinberg & Company, P.A from 2005 to 2006.  From 2003 to 2005, Mr. Gould served as a senior auditor with BDO Seidman, LLP and from 2000 to 2002 was a staff auditor with PricewaterhouseCoopers LLP.  He is a Certified Public Accountant licensed in the State of Georgia and a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

          Messrs. David Miller and Scott Miller are each actively involved in the ownership, management and operation of other businesses, including the business of Strategic Capital Resources, Inc.  As such, they may have conflicts of interest in the allocation of business time which may have an adverse affect on our business and operations.

          Directors are elected for a period of one year and serve until the next annual meeting at which their successors are duly elected by the stockholders.  Officers and other employees serve at the discretion of the Board of Directors.  There are currently no arrangements or understandings regarding the length of time each director is to serve in such a capacity.

Item 6.  Executive Compensation.

          No executive officer of the Company earned, was awarded or paid any compensation for services in such capacities in the fiscal years ended June 30, 2007 and 2006, respectively.

          Directors’ Compensation

          Our directors do not receive any compensation for services rendered in such capacities.

Item 7.  Certain Relationships and Related Transactions and Director Independence.

          On July 9, 2007, we entered into a written management agreement with Strategic to provide various services to the Company in exchange for a monthly management fee of $500. Strategic is controlled by our President and Director, David Miller.

          We believe that prior transactions with our officers, directors and principal stockholders were on terms that were no less favorable than we could have obtained from unaffiliated third parties.

Item 8. Description of Securities.

          We are authorized to issue a total of 125,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, $.001 par value per share, and 25,000,000 shares of preferred stock, $01 par value per share.  As of the date of this Registration Statement, there are 16,168,733 shares of Common Stock outstanding, which as of September 27, 2007, were held of record by 40 holders, and no shares of preferred stock are outstanding.

          Common Stock

          Holders of Common Stock are entitled to share equally in all dividends and distributions that the Board of Directors, in its discretion, declares from legally available funds.  No holder of Common Stock has a preemptive right to subscribe for any securities.  No shares of Common Stock are subject to redemption or convertible into other securities.  Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of Common Stock.  All shares of Common Stock now outstanding are fully paid, validly issued and nonassessable.  Each share of Common Stock is entitled to one vote on all matters for which stockholders are required or permitted to vote.  Holders of Common Stock do not have cumulative voting rights.  The holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so.  In that event, holders of the remaining shares of Common Stock will not be able to elect any members to the Board of Directors.

          Preferred Stock

          The Company may divide and issue shares of preferred stock in series. Preferred shares of each series when issued will be designated to distinguish such shares from the shares of all other series. The Board of Directors is hereby expressly vested with authority to divide the class of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the Amended and Restated Articles of Incorporation of the Company and the laws of the State of Nevada in respect to the following:

•	The number of shares to constitute such series, and the distinctive designations thereof;

•	The rate and preference of dividends, if any, the time of payment of dividends, whether dividend are cumulative and the date from which any dividend will accrue;

•	Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

•	The amount payable upon shares in the event of involuntary liquidation;

•	The amount payable upon shares in the event of voluntary liquidation;

•	Sinking fund or other provisions, if any, for the redemption or purchase of shares;

•	The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

•	Voting powers, if any; and

•

Any other relative rights and preferences of shares of such series, including without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

          Warrant

          During 2005, the Company issued to Strategic a seven-year warrant to purchase 1,100,000 shares of the Company’s Common Stock at an exercise price of $.001 per share in consideration for modifications to a loan agreement between the Company and JJFN Holdings. The warrant contains certain anti-dilution provisions which provide that if at any time the number of shares is reduced through subdivision, recapitalization, reclassification or otherwise, or if the Company declares a dividend on its Common Stock or Preferred Stock payable in shares of Common Stock, or if the Company merges or consolidates with or into another entity or sells all or substantially all of it assets, the number and nature of the Common Stock issuable or issued on the exercise of the warrant will be adjusted so that each holder of the warrants or the original holder of the exercised shares of Common Stock outstanding at the time of such event will have the right to purchase the same kind and amount of securities at the original exercise price which the holder would have received if such event has not taken place. The warrant also contains a cashless exercise provision providing that payment of the exercise price may be made by surrendering to the Company that number of shares of Common Stock having a fair market value equal to the exercise price. The warrant also provides certain “piggyback” registration rights whereby the Company is required to provide prior written notice to Strategic of its intention to file a registration statement under the Securities Act and upon the request of Strategic to include those registrable shares underlying the warrant in such registration statement.

Anti-takeover Effects of our Articles of Incorporation and Bylaws

          Certain Provisions of Nevada Law

          Anti-Takeover Provisions.  Nevada law provides that any agreement providing for the merger or consolidation for sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to

(a)	a sale of assets or reorganization, or

(b)	any plan of merger or any plan of exchange, if

                    (i)          the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 stockholders, and

                    (ii)          the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

          Control Share Acquisition Provision.  Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third, or a majority of the stock of a corporation, a stockholders’ meeting must be held after delivery of an “offeror’s” statement, at the offeror’s expense, so that the stockholders of the corporation can vote on whether the owner(s) of the shares proposed to be acquired (the “control shares”) can exercise voting rights. Except as otherwise provided in a corporation’s Articles of Incorporation, the approval of the owner(s) of a majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the control share acquisition provisions do not apply. The Company has elected in its Amended and Restated Articles of Incorporation not to be governed by the control share acquisition provisions of Nevada law

          Combination Moratorium Provision.  Nevada law provides that a corporation may not engage in any “combinations,” which is broadly defined to include mergers, sales and leases of assets, issuances of securities, and similar transactions with an “interested stockholder” (which is defined as the beneficial owner of 10% or more of the voting power of the corporation) and certain affiliates or their associates for three years after an interested certain affiliates of their associates for three years after an interested stockholder’s date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is approved by the Board of Directors by the date the interested stockholder acquires the shares. After the initial three-year period, any combination must still be approved by majority of the voting power not beneficially owned by the interested stockholder or the interested stockholders, affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the highest of:

          (a)        the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares; or

          (b)        for holders of preferred stock, the highest liquidation value of the preferred stock.

          Other Provisions.  Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interests of the corporation, may consider:

          (i)        the interests of the corporation’s employees, suppliers, creditors, and customers,

          (ii)       the economy of the state and the nation,

          (iii)      the interests of the economy and of society, and

          (iv)      the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation.

The Company has elected in its Amended and Restated Articles of Incorporation not to be governed by the interested stockholder statutes under Nevada law.

          Under Nevada law, directors also may resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interests of the corporation “upon consideration of the interest of the corporation’s stockholders,” or for one of the other reasons described above. The directors may also take action to protect the interests of the corporations’ stockholders by adopting or executing plans that deny rights, privileges, powers, or authority to a holder of a specific number of shares or percentage of share ownership or voting power.

          Transfer Agent

          Our transfer agent and registrar is Corporate Stock Transfer, Inc. Our transfer agent’s telephone number is 303-282-4800, and its fax number is 303-282-5800.

          Dividend Policy

          We have not paid any dividends on Common Stock to date and do not anticipate paying dividends on Common Stock in the foreseeable future.  We intend to follow a policy of retaining all earnings, if any, for the foreseeable future in order to finance the development and expansion of our business.

PART II

Item 1.       Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

          Trading Market.  The number of record holders of the Common Stock was approximately 40 as of September 27, 2007.

          Our Common Stock is not publicly traded or quoted on any stock exchange or other electronic trading facility. We have no present plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Common Stock. We cannot assure you that a trading market for our Common Stock will ever develop. We have not registered the Common Stock for resale under the blue sky laws of any state. The holders of shares of our Common Stock, and persons who may wish to purchase shares of our Common Stock in any trading market that might develop in the future, should be aware that significant state blue sky laws and regulations may exist which could limit the ability of our stockholders to sell their shares and limit potential purchasers from acquiring our Common Stock.

          As of September 27, 2007, 1,168,733 shares of our Common Stock are eligible for sale under Rule 144(k) of the Securities Act. In general, under Rule 144(k), a person may sell shares of Common Stock acquired from us immediately without regard to manner of sale, the availability of public information about us or volume limitations, if: the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates. There are also 15,000,000 shares of our Common Stock outstanding that are “restricted securities” within the meaning of Rule 144 that are not eligible for sale under Rule 144(k). There is currently no trading market for the Common Stock.

          Except for those certain “piggyback” registration rights provided to Strategic in the Strategic Warrant, we are not obligated to register any shares of our Common Stock for public resale under the Securities Act. See Item 4- “Recent Sales of Unregistered Securities.”

Item 2.    Legal Proceedings.

          We are not a party to, nor is any property of the Company subject to any pending legal proceedings.

Item 3.    Changes in and Disagreements with Accountants.

          During October 2006, Weinberg & Co., P.A. resigned as the Company’s auditors. Weinberg stated that because Strategic hired Mr. Stephen Gould as its controller, Weinberg may not be considered independent auditors based on Mr. Gould’s previous position as senior auditor in connection with the audit of Strategic’s financial statements. During October 2006, our Board of Directors decided to request proposals from accounting firms, including our present independent accounting firm, Sherb & Co., for engagement by us to conduct the independent audit of our financial statements for the year ended June 30, 2006. Weinberg & Co. audited our financial statements for the year ended June 30, 2005. The report of Weinberg on our financial statements for the fiscal year ended June 30, 2005 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle, except for its going concern opinion. In connection with its audit for the fiscal year ended June 30, 2005, there were no disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Weinberg, would have caused them to make reference thereto in their report on the financial statements for such year.

Item 4.    Recent Sales of Unregistered Securities.

          In the three years preceding the filing of this Registration Statement, the Company has issued the following securities that were not registered under the Securities Act:

          On March 14, 2005, the Company issued to Strategic the Strategic Warrant in consideration for modification of a loan agreement between the Company and JJFN Holdings.  The Strategic Warrant contains certain anti-dilution provisions which provide that if at any time the number of shares is reduced through subdivision, recapitalization, reclassification or otherwise, or if the Company declares a dividend on its Common Stock or Preferred Stock payable in shares of Common Stock, or if the Company merges or consolidates with or into another entity or sells all or substantially all of it assets, the number and nature of the Common Stock issuable or issued on the exercise of the Strategic Warrant will be adjusted so that each holder of the warrants or the original holder of the exercised shares of Common Stock outstanding at the time of such event will have the right to purchase the same kind and amount of securities at the original exercise price which the holder would have received if such event has not taken place. The Strategic Warrant also contains a cashless exercise provision providing that payment of the exercise price may be made by surrendering to the Company that number of shares of Common Stock having a fair market value equal to the exercise price. The Strategic Warrant also provides certain “piggyback” registration rights whereby the Company is required to provide prior written notice to Strategic of its intention to file a registration statement under the Securities Act and upon the request of Strategic to include those registrable shares underlying the Strategic Warrant in such registration statement.

          During March 2006, the Company issued an accredited investor providing consulting services to the Company 500,000 shares of Common Stock in consideration for settlement of the Company’s debt in the amount of $153,462 for legal services rendered to the Company.

          During March 2006, the Company issued to Strategic 15,000,000 shares of Common Stock in consideration for the discharge of $1,500,000 of the then $1,638,000 balance due under the JJFN Judgment.

           The above issuances of securities were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The securities will be deemed restricted securities for purposes of the Securities Act. A legend was placed on the stock certificates representing the securities providing that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 5.  Indemnification of Directors and Officers.

          Section 78.138 of the General Corporation Law of Nevada limits the liability of our officers and directors for breaches of their fiduciary duties except in certain specified circumstances, and empowers us to indemnify our officers, directors, employees and others from liability in certain circumstances, such as where a person successfully defended himself or herself on the merits of an action or acted in good faith in a manner he or she reasonably believed to be in our best interests.

          Our Amended and Restated Articles of Incorporation, with certain exceptions, limit the personal liability of a director, officer, employee, agent and other persons, to us or our stockholders for monetary damages for the breach of such person’s fiduciary duty.  Therefore, an officer or director cannot be held liable for damages to us or our stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director except in certain specified instances.

          Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to these provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Monarch Investment Properties, Inc.
Financial Statements
June 30, 2007 and 2006

MONARCH INVESTMENT PROPERTIES, INC.

805 Third Avenue New York, NY 10022 Tel: 212-838-5100 Fax: 212-838-2676 e-mail: info@sherbcpa.com Offices in New York and Florida

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Monarch Investment Properties, Inc.

We have audited the accompanying balance sheets of Monarch Investment Properties, Inc. as of June 30, 2007 and 2006, and the related statements of operations, stockholders’ deficiency, and cash flows for each of the years ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2007 and 2006, and the results of its operations and cash flows for each of the years ended June 30, 2007 and 2006, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that Monarch Investment Properties, Inc. will continue as a going concern. As more fully described in Note 4, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Sherb & Co, LLP

SHERB & CO, LLP
Certified Public Accountants

New York, New York
August 10, 2007

MONARCH INVESTMENT PROPERTIES, INC. BALANCE SHEETS

	June 30, 2007	June 30, 2006

ASSETS

CURRENT ASSETS
Cash	$3,336	$4,334

Total Current Assets	3,336	4,334

TOTAL ASSETS	$3,336	$4,334

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$30,718	$44,075
Convertible judgment debt payable	181,059	166,402
Affiliated party debt	109,252	59,926

Total Current Liabilities	321,029	270,403

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.001 par value, 500,000,000 shares authorized, 16,168,733 shares issued and outstanding, respectively	16,169	16,169
Additional paid-in capital	2,833,241	2,830,241
Accumulated deficit	(3,167,103)	(3,112,479)

Total Stockholders’ Deficiency	(317,693)	(266,069)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$3,336	$4,334

See accompanying notes to the financial statements

MONARCH INVESTMENT PROPERTIES, INC. STATEMENTS OF OPERATIONS

	Years Ended June 30,
	2007	2006

Revenue	$—	$—

General and administrative expenses	30,251	32,458

Loss from operations	(30,251)	(32,458)

Other (expense) income:
Interest expense	(24,373)	(89,222)

Total other (expense)	(24,373)	(89,222)

Net loss	$(54,624)	$(121,680)

Net loss per common share:
Basic and fully diluted	$(0.003)	$(0.013)

Weighted average number of common shares outstanding
Basic and Fully diluted	16,168,733	9,586,541

See accompanying notes to the financial statements

MONARCH INVESTMENT PROPERTIES, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	Preferred	Common Stock		Additional	Accumulated
	Shares	Shares	Amount	Paid-In Capital	Deficit	Total

Balance at June 30, 2005	—	668,733	$669	$1,192,279	$(2,990,799)	$(1,797,851)

Partial payment of judgment debt into common stock, $.001 par value	—	15,000,000	15,000	1,485,000	—	1,500,000

Settlement of professional fees payable in the amount of $153,462 by issuing 500,000 shares of common stock, $.001 par value	—	500,000	500	152,962	—	153,462

Net Loss	—	—	—	—	(121,680)	(121,680)

Balance at June 30, 2006	—	16,168,733	16,169	2,830,241	(3,112,479)	(266,069)

Non-cash contributed compensation expense	—	—	—	3,000	—	3,000

Net Loss	—	—	—	—	(54,624)	(54,624)

Balance at June 30, 2007	—	16,168,733	$16,169	$2,833,241	$(3,167,103)	$(317,693)

See accompanying notes to the financial statements

MONARCH INVESTMENT PROPERTIES, INC. STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(54,624)	$(121,680)

Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash contributed compensation expense	3,000	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities*	(13,357)	7,341
Convertible judgment debt payable**	14,657	77,902

Total adjustments	4,300	85,243

Net cash used in operating activities	(50,324)	(36,437)

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in affiliated party debt	49,326	35,776

Net cash provided by financing activities	49,326	35,776

NET (DECREASE) IN CASH	(998)	(661)
CASH - BEGINNING OF YEAR	4,334	4,995

CASH - END OF YEAR	$3,336	$4,334

Supplemental cash flow data:

Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

* The Company issued 500,000 shares of common stock in full settlement of $153,462 of professional fees	$—	$153,462

** The Company issued 15,000,000 shares of common stock in partial payment of judgment debt	$—	$1,500,000

See accompanying notes to the financial statements

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

Note 1 - Organization and Business Activity

Monarch Investment Properties, Inc. (the “Company” or “Monarch”) was incorporated under the laws of the State of Nevada on May 13, 1988, under the name Comstock Tailings Company, Incorporated, for the purpose of engaging in the acquisition and development of minerals, metals and other natural resource products and the related operations applicable to such activities. Until September 1993 and other than issuing shares to its original shareholders, the Company never commenced activities relating to its original business purpose. In September 1993, the Board of Directors of the Company elected to change the Company’s principal business purpose to a “shell” corporation engaged in seeking out and acquiring another business entity or opportunity. Applicable thereto, the Company filed a registration statement on Form 10-SB with the Securities and Exchange Commission on or about January 12, 1994, which registration statement became effective in August 1994.

Relevant thereto, on or about March 31, 1997, the Company consummated a merger with Iron Holding Corp. (“Old IHC”), a New York corporation. The terms of the transaction involved the Company issuing an aggregate of 4,500,000 shares of its “restricted” Common Stock (pre reverse split) to the former shareholders of Old IHC in exchange for all of the issued and outstanding stock of Old IHC. Old IHC did not survive the transaction. The Company also changed its name to Iron Holdings Corp. On June 29, 1998, the Company’s shareholders approved the change of the Company’s name to its present name, Monarch Investment Properties, Inc.

Old IHC was incorporated on October 3, 1996 in the State of New York. On January 8, 1997, Old IHC entered into an agreement and acquired all of the shares of Iron Eagle Contracting and Mechanical, Inc., a New York corporation (“IECM”). The effective date of this acquisition was October 3, 1996. It operated all of its business through this subsidiary, which business was construction contracting engaged in pipe work including gas and water mains as well as steel installation, primarily in the New York City metropolitan area. As a result of the reorganization described above herein, Old IHC ceased to exist following the merger.

Subsequent to the closing of the merger, the Company was a holding company for three wholly owned subsidiary companies, including IECM. IECM engaged in two lines of business since its incorporation in December 1995. Its principal business was construction contracting. The other business line was the development and sale of residential real estate. However, due to this company incurring significant losses from operations, it ceased operations in June 1998. The other two subsidiary companies, L.W. Plaza Realty Corp. (“LWP”) and Tahoe Realty Corp. (“Tahoe”), each a New York corporation, were dormant until April 1998. At that time, Tahoe commenced business activities, engaging in real estate acquisition, development and management activities.

On June 29, 1998, the Company’s shareholders and Directors approved a reverse split of its issued and outstanding common stock, effective July 31, 1998, whereby one share of common stock was issued in exchange for every 10 shares then issued and outstanding. This reverse stock split was adopted by a majority of the Company’s voting common stock. All references to the number of issued and outstanding shares of the company’s common Stock included in this report have been adjusted to reflect this reverse stock split, except as stated therein.

On February 11, 1999 the Company filed a Form 15 which is a certification and notice of termination of registration under Section 12 (g) of the Securities Exchange Act of 1934 or suspension of duty to file reports under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

Note 2 - Change of Control

On November 3, 2004 the Company settled its litigation with Strategic Capital Resources, Inc. (“SCRI”) on the following basis.

1)	A payment to SCRI in the amount of $155,000 in “Good Funds” by the former majority shareholders of Monarch.
2)	The entry of a judgment against Monarch in SCRI’s favor for $1,100,000 plus interest from January 1, 1999.
3)	The transfer to SCRI by the former majority shareholders of 420,000 shares of Monarch Common Stock which represented 62.8% of the outstanding shares.
4)	The appointment of David Miller and Samuel Weiss, Esq. as Directors.
5)	The resignations of all existing officers and directors simultaneously with the appointment of Miller and Weiss.
6)	Other representations and warranties that are usual customary in settlements of this type.

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

As a result of the foregoing, Monarch became a majority owned subsidiary of SCRI and was required to be consolidated into the financial statements of SCRI.

As a result of the litigation settlement (see Note 7 – Litigation) SCRI acquired majority control (62.8%) of Monarch. SCRI consolidated Monarch into it’s financial statements as a result of their percentage of ownership and control through December 31, 2005. In the quarter ended March 31, 2006, SCRI’s ownership interest in Monarch was eliminated and was no longer a controlling shareholder. Accordingly, SCRI deconsolidated Monarch from its financial statements.

During December, 2005, SCRI agreed to convert $1,500,000 of the $1,638,000 judgment it had against Monarch into 15,000,000 shares of the common stock of Monarch. The purpose of the conversion was to make Monarch a “Public Shell” marketable to a potential merger candidate or purchaser. SCRI declared a dividend on December 2, 2005 of 15,000,000 shares of Monarch common stock payable pro rata to SCRI’s shareholders of record as of December 15, 2005 with a distribution date of December 22, 2005. Monarch and SCRI implemented the conversations and SCRI distributed the shares to its shareholders in March 2006. (See Note 5 – Income Taxes and Note 7 – Litigation).

As a result of the cessation of operations and liquidation of all assets the Company became a “Shell Company”.

Securities Act Rule 405 and Exchange Act Rule 12b-2 defines a “Shell Company” as a company, other than an asset-backed issuer, with:

•	no or nominal operations; and

•	either:
- no or nominal assets;
- assets consisting solely of cash and cash equivalents; or
- assets consisting of any amount of cash and cash equivalents and nominal other assets.

As a result of the change of control Monarch may not be able to utilize the loss carryforward for federal and state income tax purposes.

Note 3 - Significant Accounting Policies

The significant accounting policies are summarized as follows:

Use of Estimates

Management of Monarch has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses, convertible judgment debt payable and shareholder payable approximate their fair market value based on the short-term maturity of these instruments.

SFAS No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of June 30, 2007 and 2006. Accordingly, the estimates presented in these statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Management has estimated the fair values of cash, accounts payable, and accrued expenses to be approximately their respective carrying values reported on these statements because of their short maturities.

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

New Accounting Pronouncements

In June 2007, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) on EITF Issue 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards”. EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. The EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company does not expect EITF 06-11 to have a material effect on its consolidated results of operations or its financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FAS 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this statement is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have a material impact on its consolidated results of operations or its financial position.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)”. SFAS 158 requires companies to recognize a net liability or asset and an offsetting net of tax adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS 158 requires prospective application, and the recognition and disclosure requirements are effective for the Company’s fiscal year ended June 30, 2007. This adoption of the statement did not have a material impact on its financial position and had no impact on its results of operations. Additionally, SFAS 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the Company’s fiscal year ending June 30, 2009. Since the Company’s measurement date currently aligns with its year-end balance sheet date, this requirement will have no impact on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS 157 is effective beginning in the first quarter of the Company’s fiscal year ending June 30, 2009. The Company has not yet determined if the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 became effective during the Company’s 2007 fiscal year. The adoption of SAB 108 had no impact on the Company’s consolidated results of operations or financial position.

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109, Accounting for Income Taxes” (FIN 48), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is evaluating the impact of the adoption of this interpretation. Currently, it is not expected to have an impact on the Company’s consolidated results of operations or net financial position on July 1, 2007, although balance sheet reclassifications between current and non-current could be significant.

Note 4 - Going Concern

As reflected in the accompanying financial statements, the Company incurred a net loss of $54,624 negative cash flow from operations of $50,324 for the year ended June 30, 2007, has an accumulated deficit of $3,167,103 and a stockholders’ deficiency of $317,693 at June 30, 2007. The ability of the Company to continue as a going concern is dependent upon its ability to obtain financing and achieve profitable operations. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. These matters raise substantial doubt about the company’s ability to continue as a going concern.

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

Note 5 - Income Taxes

The net operating loss carry forward “NOL” through June 30, 2007 approximates $27,251. In addition there is another $24,373 of interest expense to deduct to due to shareholders once paid as of June 30, 2007. The Company applied the $1,653,462 of debt converted as forgiveness of income for tax purposes, which requires such amount to be applied against the NOL carry over of the prior year pursuant to an insolvency exemption by the internal revenue code. The NOL’s prior to June 30, 2003 are not determinable as it appears the tax returns had not been filed by the prior management for several years. In addition due to the ownership changes over the years under Section 382, we believe the utilization of such NOL’s have been limited. Once we are able to definitively locate or file the missing years of tax returns, we will properly state the NOL’s available for future use.

SFAS No. 109, “Accounting for Income Taxes”, provides for the recognition and measurement of deferred income tax benefits based on the likelihood of their realization in future years. A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that, a portion of the deferred income tax benefits will not be realized. Therefore, a valuation allowance equal to the potential deferred tax benefit has been established in full, resulting in no deferred tax benefit as of the balance sheet dates.

	June 30, 2007	June 30, 2006

Deferred tax assets:
Net operating loss carryforward	$9,265	$97,000
Utilization of operating loss carryforward	—	(97,000)
Less valuation allowance	(9,265)	—

Net deferred tax asset	$—	$—

The reconciliation of the Company’s effective tax rate differs from the Federal income tax rate of 34% for the years ended June 30, 2007 and 2006, as a result of the following:

	June 30, 2007	June 30, 2006

Tax (benefit) at statutory rate	$(17,552)	$(41,000)
Temporary timing differences	8,287	27,000
Permanent timing differences	—	14,000
Change in valuation allowance	9,265	—

Tax due	$—	$—

The net operating loss carryforward was utilized in full through June 30, 2006 due to the application of the $1,653,462 debt converted to equity in 2006 as debt forgiveness for tax purposes. The Internal Revenue Code insolvency exemption provides for such debt forgiveness income to be applied to the net operating losses carryforward to the extent such net operating losses are available.

Note 6 - Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed assuming the exercise or conversion of common stock equivalent shares, if dilutive, consisting of unissued shares under options and warrants. Since the 1,100,000 shares under outstanding warrants and the potential conversion of the $181,059 convertible debt into 1,810,590 shares are both anti-dilutive due to the Company’s net loss, no diluted per share amounts are presented.

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

Note 7 - Litigation, Claims and Assessments

From time to time in the normal course of business the Company will be involved in litigation. The Company’s management has determined any asserted or unasserted claims to be immaterial to the financial statements.

Iron Eagle Contracting and Mechanical, Inc., etal

During the year ended June 30, 1997, Iron Holding acquired its construction subsidiary, Iron Eagle Contracting and Mechanical, Inc. (’IECM”). Under the terms of the agreement, Iron Holdings purchased the net assets of IECM for a note in the amount of $1,312,500. The note bears interest at the prime rate plus 1%. Interest was payable in monthly installments. The note was secured by all assets of IECM’s parent company, Monarch Investment Properties, Inc. (’Monarch”), which was formerly known as Iron Holdings Corp., and by all of the issued and outstanding shares of IECM.

During June 1999, Strategic Capital Resources, Inc. filed a lawsuit against Monarch, and its subsidiaries, IECM and Tahoe Realty Corp., as well as two of its officers and other individuals, in the Supreme Court of the State of New York, County of Queens. The action asserts seven separate causes of action arising out of a default in payment of the remaining $1,100,000 balance due under the promissory note evidencing monies due to Strategic Capital Resources, Inc. from Monarch as a result of its purchase of IECM from the Company.

The Court granted Strategic Capital Resources, Inc.’s motion for summary judgment during March 2000 against Monarch in the sum of $1,100,000 plus interest from January 1, 1999, a judgment of possession of all collateral pledged by Monarch and judgment that the Company is the rightful owner and entitled to immediate possession of the collateral, impressing a trust on said collateral, declaring defendants to be trustees of said collateral and directing said trustees to deliver such collateral to the Company. A decision of the Appellate Division limited the extent of the corporate defendant’s liability and the thrust of the action is against the guarantors.

During fiscal year ended June 30, 2005, the former principals settled the action by payment of $155,000, the entry of a judgment against Monarch in the amount of $1,100,000 plus accrued interest and the surrender of their shares in Monarch to Strategic Capital Resources, Inc. Please see Note 2, Change in Control.

During December, 2005, SCRI agreed to convert $1,500,000 of the $1,638,000 judgment it had against Monarch into 15,000,000 shares of the common stock of Monarch. The purpose of the conversion was to make the Monarch “Public Shell” marketable to a potential merger candidate or purchaser. SCRI declared a stock dividend on December 2, 2005 of 15,000,000 shares of Monarch Investment Properties, Inc. common stock payable pro rata to SCRI’s shareholders of record as of December 15, 2005 with a distribution date of December 22, 2005. Monarch and SCRI implemented the conversion and SCRI distributed the shares to its shareholders in March 2006.

At June 30, 2007 and 2006, the judgment payable with accrued interest is $181,059 and $166,402, respectively. The remaining $181,059 of convertible debt and interest is convertible at $0.10 per share. There is no beneficial conversion feature pursuant to EITF 98-5 as the conversion price of such debt was deemed to be at market.

Note 8 - Accrued Expenses and Other Current Liabilities

	June 30, 2007	June 30, 2006

Post Settlement Obligations Consists of:
Legal fees	$7,500	$25,000
Accounting and Auditing	$11,000	13,000
Miscellaneous, other	$12,218	6,075

Total	$30,718	$44,075

Total accrued expenses and other current liabilities	$30,718	$44,075

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

Note 9 - Affiliated Party Debt Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. In the quarter ended March 31, 2006, Strategic Capital Resources, Inc deconsolidated Monarch. See Note 2 - Change of Control.

The Company recorded management fees of $500 per month for the use of office space and for administrative and management services provided by Strategic Capital Resources, Inc. for the period November 3, 2004 through June 30, 2007.

	June 30, 2007	June 30, 2006

Due to major shareholder/creditor, beginning of year	$59,926	$24,150
Additions	49,326	35,776

End of year	$109,252	$59,926

In addition, $3,000 was recorded as non-cash contributed compensation expense for contributed management services with a credit to additional paid in capital without any obligation to reimburse.

The loan amount due is payable on demand and bears interest at 12% per annum. Interest is due and added to the payable amount on the first day of each month. Interest was expensed in the amount of $9,716. Management believes that the terms of the loan were made on equal or better terms than were available elsewhere.

Note 10 - Stockholders’ Deficiency

Preferred Stock and Common Stock

The Company is authorized to issue 500,000,000 shares of common stock, $.001 par value, and 25,000,000 shares of preferred stock, .01 par value.

Preferred Stock

The preferred stock may be issued in one or more series, with the rights of each series, including voting rights, to be determined by the Board of Directors prior to each issuance to the full extent permitted by Nevada law. No shares of preferred stock have been issued.

Common Stock

The common stock may be issued at any time, without stockholder approval and the Board of Directors is able to determine all of the terms of those shares, including but not limited to the following:

(i)
the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors;

(ii)	the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii)	the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

The holders of common stock are entitled to one vote per share on matters on which they are entitled to vote.

MONARCH INVESTMENT PROPERTIES, INC.
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
JUNE 30, 2007 AND 2006

At June 30, 2007 there were 16,168,733 shares of common stock outstanding.

Common Stock Purchase Warrant

During the quarter ended September 30, 1997 pursuant to an offshore securities subscription agreement the Company received proceeds of $1,030,500. The Company was obligated to pay Strategic Capital Resources, Inc. a principal payment of $500,000 in accordance with its loan agreement out of the proceeds of the offshore placement. The Company paid Strategic Capital Resources, Inc. $212,500 instead of the $500,000 principal payment due under the loan agreements. In addition, $53,609 of accrued interest was paid. The outstanding loan balance after the $212,500 principal payment was $1,100,000. The Company subsequently defaulted on its loan to SCRI. See Note 7 – Litigation and Note 2 – Change of Control.

During March 2006, the Company issued to Strategic Capital Resources, Inc. a warrant to purchase 1,100,000 shares of common stock at a $.001 per share exercise price as part of the litigation settlement. The warrant term is for seven (7) years, contains anti-dilution provisions, provision that the warrant terms and provisions would not be affected by a reverse stock split as well as registration rights.

Management has valued the common stock warrants at the date of grant utilizing the Black Scholes pricing model. In arriving at their fair value at the date of grant, the Company considered, among other things, historic equity transactions for all classes of its stock, the liquidity of the common stock. The specific assumptions utilized in the Black-Scholes pricing model to calculate the value of the warrants are as follows: stock price of $0.005, exercise price of $0.001, term of 7 years, volatility of 278%, expected dividend yield of 0.00% and a discount rate of 3.8%, As a result of this analysis, the assumed value of the underlying common stock at the date of grant was a valuation of $5,500 being assigned to the common stock warrants which was charged to interest expense and credited to paid-in capital.

There were 1,100,000 common stock warrants available for issuance as of June 30, 2007 and 2006. A summary of the status of the warrants as of June 30, 2007 and 2006 and changes during the years then ended is presented below:

	June 30, 2007		June 30, 2006

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	1,100,000	$0.001	1,100,000	$0.001
Warrants granted	—	—	—	—

Outstanding at end of year	1,100,000	$0.001	1,100,000	$0.001

The following additional information relates to warrants outstanding as of June 30, 2007:

Exercise Price	Number of Warrants Outstanding and Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)

$0.001	1,100,000	$0.001	4.75

PART III

Item 1. Index to Exhibits.

Exhibit Number	Description

2.1	Articles of Merger, as filed with the Secretary of State of the State of Nevada on April 11, 1997, by Comstock Tailings Company.*

2.2	Agreement and Plan of Share Exchange dated March 31, 1997 between Comstock Tailings Company and Iron Holdings Corp.*

3.1.1	Articles of Incorporation of Comstock Tailings Company, as filed with the Secretary of State of the State of Nevada on May 13, 1988.*

3.1.2	Certificate of Amendment to the Articles of Incorporation of Iron Holdings Corp. as filed with the Secretary of State of the State of Nevada on October 16, 1997.*

3.1.3	Certificate of Amendment to the Articles of Incorporation of Iron Holdings Corp. as filed with the Secretary of State of the State of Nevada on July 15, 1998.*

3.1.4	Amended and Restated Articles of Incorporation of Monarch Investment Properties, Inc. as filed with the Secretary of State of the State of Nevada on September 25, 2007.

3.2	Amended and Restated Bylaws of Monarch Investment Properties, Inc.

10.1	Letter Agreement, by and between Monarch Investment Properties, Inc. and Strategic Capital Resources, Inc., dated July 9, 2007.*

10.2	Common Stock Purchase Warrant to purchase 1,100,000 shares of Common Stock of Monarch Investment Properties, Inc., issued to Strategic Capital Resources, Inc.*

*     Previously filed on August 7, 2007 with the Registrant’s Form 10-SB.

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MONARCH INVESTMENT PROPERTIES, INC.

Date: September 27, 2007	By:	/s/ David Miller

David Miller, President